Exhibit 12

 UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
In Millions of Dollars	2001	2000

Fixed Charges:
Interest expense	$216	$179
Interest capitalized	13	8
One-third of rents*	32	32

Total Fixed Charges	$261	$219
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Earnings:
Income before income taxes and minority interests	$1,550	$1,366

Fixed charges per above	261	219
Less: interest capitalized	(13)	(8)
	248	211

Amortization of interest capitalized	8	8

Total Earnings	$1,806	$1,585
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Ratio of Earnings to Fixed Charges	6.92	7.24
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* Reasonable approximation of the interest factor.